170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Reports First Quarter 2017 Financial Results

TORONTO (May 11, 2017) – Titan Medical Inc. (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (MIS), announces financial results for the three months ended March 31, 2017.

All financial results are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended March 31, 2017 may be viewed on SEDAR at www.sedar.com.

David McNally, President and CEO of Titan Medical, said, “The first quarter of 2017, which was my first quarter at Titan, was exciting and productive. We added to our team experienced executive talent with a track record of success in the recruitment of Dr. Perry Genova as Vice President of Research and Development, and Curtis Jensen as Vice President of Quality and Regulatory Affairs. We also established and announced meaningful milestones by which we expect to measure our progress as we move the company forward on its mission of commercializing our unique single port robotic surgical solution.”

“During the first quarter, we finalized user requirements for our first-generation robotic surgical system, which sets the stage for product development focused on a clear and finite set of customer-centric requirements,” he added. “In addition, we continued to promote and gain visibility for Titan Medical in the medical device industry, as well as in the North American capital markets by presenting and exhibiting at a robotic surgery meeting and several reputable investor conferences. We also completed a small, targeted capital raise. Based on this strong start to the year, we are on track to deliver the next of our stated milestones during the second quarter of the year.”

Operational highlights for the first quarter of 2017 and recent weeks include:

•	Appointed David J. McNally as President, Chief Executive Officer and a Director.
•	Appointed Perry Genova, PhD as Vice President of Research and Development.
•	Appointed Curtis Jensen as Vice President of Quality and Regulatory Affairs.
•	Completed first quarter milestone, Finalization of User Requirements for 1st Generation Robotic Surgical System.
•	Received U.S. Patent No. 9,629,688 covering the Company’s unique robotic surgical instruments and in particular the novel interface and drive mechanism.
•	Presented and exhibited at the 2017 Society of Robotic Surgery Meeting in Miami, Florida.
•	Presented at the NobleCON13 Small Cap and Emerging Growth Investor Conference in Boca Raton, Florida.

•	Presented at the 29th Annual ROTH Conference in Laguna Niguel, California.
•	Presented at the 6th Annual Bloom Burton & Company Healthcare Investor Conference in Toronto, Canada.

Financial highlights for the first quarter of 2017 include (all comparisons are with the first quarter of 2016, unless otherwise stated):

•	Research and development expenses for the first quarter of 2017 were $2,946,323, compared with $10,435,679.
•	Net and comprehensive loss for the first quarter of 2017 was $4,988,274, compared with a net and comprehensive loss of $11,720,394.
•	Completed a public offering for gross proceeds of $5,642,537.
•	Cash and cash equivalents as of March 31, 2017 were $5,306,753, compared with $4,339,911 as of December 31, 2016.

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through the planned commercialization of a robotic surgical system for use in MIS. The Company’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of general abdominal, gynecologic and urologic procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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